UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated May 10, 2012
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X         Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release
ANGLOGOLD ASHANTI REPORT FOR THE QUARTER ENDED
31 MARCH 2012 PREPARED IN ACCORDANCE WITH IFRS
(INTERNATIONAL FINANCIAL REPORTING STANDARDS)

Quarter 1 2012
Report
for the quarter ended 31 March 2012
Group results for the quarter….
· Growth projects worth $1.9bn approved – Cripple Creek, Kibali and Mongbwalu.
· Adjusted headline earnings double year-on-year to $429m, or 111 US cents a share.
· Profit attributable to equity shareholders more than doubles year-on-year to $563m.
· EBITDA up 39% year-on-year to $800m compared to 22% average rise in gold price.
· Quarterly dividend declared of 100 South African cents per share (approximately 13 US cents per share).
· Total cash costs of $794/oz, better than guidance assisted by weaker local currencies and expenditure phasing.
· Production down 6% year-on-year to 981,000oz; due to safety stoppages in South Africa; other regions met plans.
· La Colosa resource increases by a further 48%, or 7.9Moz, to 24.15Moz.
· Significant new resource potential emerging in Colombia, Guinea and Djibouti.
· Agreed to buy Mine Waste Solutions, a gold and uranium business, from First Uranium Corp. for $335m in cash.
Quarter
Year
ended
ended
ended
ended
Mar
Dec
Mar
Dec
2012
2011
2011
2011
US dollar / Imperial
Operating review
Gold
Produced
- oz (000)
981
1,114 1,039 4,331
Price received
1
- $/oz
1,692
1,684 1,391 1,576
Total cash costs - $/oz
794
762 706 728
Total production costs - $/oz
999
1,065 893 950
Financial review
Gross profit
- $m
717
682 498 2,623
Profit attributable to equity shareholders - $m
563
385 241 1,552
- cents/share
146
100 62 402
Headline earnings - $m
551
289 241 1,484
- cents/share
142
75 62 384
Adjusted headline earnings
2
-
$m 429
295 203 1,297
- cents/share
111
76 53 336
Cash flow from operating activities - $m
581
644 513 2,655
Capital expenditure - $m
354
525 249 1,527
Notes:
1. Refer to note B "Non-GAAP disclosure" for the definition.
2. Refer to note A "Non-GAAP disclosure" for the definition.
$ represents US dollar, unless otherwise stated.
Rounding of figures may result in computational discrepancies.
Certain statements made in this communication, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs and other operating results, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the completion and commencement of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions and dispositions, AngloGold Ashanti’s liquidity and capital resources and capital expenditure and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental issues, are forward-looking statements or forecasts regarding
AngloGold Ashanti’s operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions including environmental approvals and actions, fluctuations in gold prices and exchange rates, and business and operational risk management. For a discussion of certain of these and other factors, refer to AngloGold Ashanti's annual report for the year ended 31 December 2011, which was distributed to shareholders on 4 April 2012 and the company’s 2011 annual report on Form 20-F, which was filed with the Securities and Exchange Commission in the United States on 23 April 2012. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, stakeholders are cautioned not to place undue reliance on forward-looking statements. AngloGold
Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after today’s date or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.
This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.
AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the “Investors” tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

Operations
at a glance
for the quarter ended 31 March 2012
oz (000)
Year-on-year
% Variance
1
Qtr on Qtr
% Variance
2
$/oz
Year-on-year
% Variance
1
Qtr on Qtr
% Variance
2
$m
Year-on-year
$m Variance
1
Qtr on Qtr
$m Variance
2
SOUTH AFRICA
306
(24) (23)
849
33 22
182
(28) (138)
Great Noligwa
17
(23) (15)
1,552
29 21
(5)
(3) (8)
Kopanang
34
(58) (48)
1,171
99 53
9
(31) (38)
Moab Khotsong
39
(43) (25)
1,044
78 27
-
(29) (26)
Mponeng
111
(6) (20)
586
14 13
106
19 (39)
Savuka
10
(9) (23)
933
12 15
7
1 (3)
TauTona
54
- (25)
883
3 28
28
17 (26)
Surface Operations
40
(17) 8
736
36 3
38
(2) 3
CONTINENTAL AFRICA
382
5 (9)
817
- 2
317
155 110
Ghana
Iduapriem
45
(20) (10)
1,028
44 6
22
(2) 2
Obuasi
61
(13) (25)
1,112
10 24
26
12 45
Guinea
Siguiri - Attr. 85%
56
(14) (10)
921
36 (12)
45
- 20
Mali
Morila - Attr. 40%
3
22
- (21)
705
(15) (9)
21
10 (2)
Sadiola - Attr. 41%
3
25
(17) (11)
971
39 (4)
16
(4) (2)
Yatela - Attr. 40%
3
7
- -
1,795
29 (6)
(1)
(1) 2
Namibia
Navachab
20
18 5
889
(7) (4)
14
8 5
Tanzania
Geita
146
55 1
534
(35) 10
170
134 42
Non-controlling interests,
exploration and other
5
(2) (1)
AUSTRALASIA
68
(6) 8
1,290
12 (13)
17
12 26
Australia
Sunrise Dam
68
(6) 8
1,218
12 (12)
22
11 24
Exploration and other
(5)
- 1
AMERICAS
225
11 (4)
534
11 (13)
234
76 48
Argentina
Cerro Vanguardia - Attr. 92.50%
51
13 -
273
(37) (53)
66
34 36
Brazil
AngloGold Ashanti Mineração
88
5 (3)
586
32 (2)
77
11 9
Serra Grande - Attr. 50%
16
(6) (24)
850
20 36
11
5 (3)
United States of America
Cripple Creek & Victor
70
23 (1)
578
17 (10)
64
22 4
Non-controlling interests,
exploration and other
15
5 -
OTHER
3
10 (13)
Sub-total
981
(6) (12)
794
12 4
753
224 33
Equity accounted investments included above
(36)
(5) 2
AngloGold Ashanti
717
219 35
1
Variance March 2012 quarter on March 2011 quarter - increase (decrease).
3
Equity accounted joint ventures.
2
Variance March 2012 quarter on December 2011 quarter - increase (decrease).
Rounding of figures may result in computational discrepancies.
Production
Total cash costs
Gross profit (loss)

Financial and Operating Report
OVERVIEW FOR THE QUARTER
FINANCIAL REVIEW
First quarter adjusted headline earnings (AHE) more than doubled to $429m, or 111 US cents a share, from $203m, or
53 US cents per share in the first quarter of 2011. Despite lower production year-on-year resulting from safety-related stoppages in South Africa, earnings benefited from of a higher gold price, improved operating margins and a $90m net tax credit. (The $131m tax credit stems from a lower effective tax rate in South Africa, which was partially offset by a
$41m tax charge resulting from an increased effective tax rate in Ghana.)
Profit attributable to equity shareholders also more than doubled to $563m for the quarter, compared with $241m in the same period in 2011. Earnings before interest, tax, depreciation and amortisation (EBITDA) at $800m in the first quarter of 2012, was 39% higher than the corresponding period a year earlier. Average gold price rose only 22% over this period.
Strong performances from the key assets within the Continental Africa and Americas regions, along with the higher gold price and slightly weaker producer currencies, drove the robust earnings growth and cash flow generation. As indicated
in the announcement of 10 April, the company’s South African mines faced a challenging quarter given the slow start-up after the Christmas break as well as disruptions from several safety-related stoppages.
Cash flow generated from operating activities rose to $581m from $513m the previous year. Free cash flow, after all capital expenditure, finance costs and tax, but before dividends paid, was $185m. Total capital expenditure was $354m
(including joint ventures) in the first quarter. Annual capital expenditure, which is forecast at between $2.2bn and $2.3bn for 2012, typically increases quarterly capital spend each quarter through the year. The strong fundamental cash flow during the first quarter helped reduce net debt (excluding the mandatory convertible bond) by 21% to $483m at the end of March, from $610m at the end of 2011. AngloGold Ashanti expects net debt to increase by year-end, after taking into account the rising project capital expenditure profile for the remainder of 2012, as well as cash earmarked for completion of the acquisition’s of Mine Waste Solutions from First Uranium ($335m).
Maintaining the integrity of AngloGold Ashanti’s balance sheet is a strategic priority given its direct impact on the company’s cost of capital and the company’s ability to fund its growth projects. During the quarter, Moody’s Investors
Service upgraded the issuer rating of AngloGold Ashanti’s investment-grade rated bonds by one level to Baa2, from
Baa3. The change is an acknowledgement of the fundamental operating improvements implemented across AngloGold
Ashanti’s portfolio through the roll-out of Project ONE, as well as the continued strengthening of its balance sheet.
DIVIDEND
AngloGold Ashanti is focused on improving the cash returns to shareholders whilst considering cash flow, investment needs and the financial strength of the business in the context of delivering on its business plan and strategic growth objectives. The Board has therefore declared a dividend of 100 South African cents per share (approximately 13 US cents per share) for the first quarter in line with previous guidance. The Board will continue to keep the level of return to shareholders under close review and will remain flexible as to the most effective way to achieve this.
“We expect our robust earnings and cash flow to help us fund our growth to more than 5.4Moz in the coming years,”
Chief Executive Officer Mark Cutifani said. “With self-funded growth, healthy margins and a steady dividend, we think our stock presents compelling value.”
OPERATING RESULTS
Production for the three months to 31 March 2012 was 981,000oz at a total cash cost of $794/oz. This compares with production of 1.039Moz at $706/oz in the first quarter of 2011 and guidance of 1.03Moz at total cash costs of between
$820/oz and $835/oz. The first quarter production is traditionally the lowest for South African gold producers, given the protracted Christmas break for all mining employees and the slow start-up that follows in January. The first quarter was also impacted by disruptions from relatively higher levels of safety stoppages which further curtailed production from the
Vaal River operations in particular. Production was, however, bolstered by another strong performance from Geita in
Tanzania, which continued to reinforce its position as a global tier-one gold asset and the group’s largest contributor for the period. There were also good performances at Cripple Creek and Cerro Vanguardia.
SAFETY
Tragically, four fatalities occurred during the quarter in separate incidents at Moab Khotsong, Mponeng and Savuka in
South Africa and at Cerro Vanguardia in Argentina. These incidents are acutely felt by all in the organisation and remain the biggest challenge for the business. Key initiatives are under way to make further improvements to safety to build on the improvements seen in the all injury frequency rate (AIFR), which stood at 8.17 per million hours worked at the end of
March, the lowest in the company’s history, and a 16% improvement on last year’s closing rate. All regions showed double-digit percentage improvements in AIFR, indicating ongoing success in instilling a better safety culture across

AngloGold Ashanti. A safety leadership programme has been launched to familiarise all leaders with new safety standards and guidelines to ensure absolute familiarity with safety accountabilities and to further build leadership skills in the field of safety. At the same time, a larger pool of incident investigators are being trained across each business unit and a third-party organisation has been mandated to develop a suite of risk management training modules for roll-out over the coming six months.
As previously disclosed, AngloGold Ashanti’s operations have been negatively affected by safety stoppages and the subsequent ramp-up associated with safely restarting ultra-deep mining areas. In total, the company lost 54 full days and 144 partial days to safety-related stoppages across its South African operations during the quarter. While overall safety performance has continued on an improving trajectory over the past four years, AngloGold Ashanti will continue to co-operate closely with the safety regulator in South Africa at both a national and regional level to ensure all interventions take place in the most constructive way possible in an effort to achieve the shared aim of ‘Zero Harm’ across all mining operations.
OPERATING REVIEW
The South African operations produced 306,000oz at a total cash cost of $849/oz in the three months through 31 March
2012 compared with 401,000oz at a total cash cost of $637/oz a year earlier. As mentioned above, the year-on-year production and cost performance was impacted by Section 54 and safety stoppages which cut output by 76,000oz, as well as increased power tariffs and higher wages which were agreed in July of last year. At the West Wits Operations,
Mponeng’s production fell 6% year-on-year to 111,000oz due to the lower volumes caused by the stoppages and increased seismicity, which were partially offset by higher yields. Total cash costs rose 14% to $586/oz. At neighbouring
TauTona, output was unchanged from a year earlier at 54,000oz and the rise in total cash costs was contained at 3%
($883/oz), despite increased seismicity and faulting. At the Vaal River Operations, which were especially hard-hit by the
Section 54 stoppages, Great Noligwa output fell 23% to 17,000oz as a result of the lower area mined as well as declining yields. Total cash costs rose 29% to $1,552/oz. Moab Khotsong’s costs almost doubled to $1,044/oz on the back of a
43% drop in production, with the impact of disruptions exacerbated by challenges improving face advance. Kopanang experienced a 58% year-on-year decline in production to 34,000oz, while total cash costs almost doubled to $1,171/oz.
The Surface Operations delivered a 17% decline in production to 40,000oz as a result of lower yields and volumes.
The Continental Africa operations produced 382,000oz at a total cash cost of $817/oz in the first quarter of 2012, compared with 363,000oz at a total cash cost of $819/oz reported in the first quarter of 2011. Geita delivered another strong quarter, despite lower tonnages mined, due to stronger recovered grades from Nyankanga Cut 6 and improved utilisation of the Star and Comet Cut 2 areas. Production was 55% higher at 146,000oz and total cash costs declined
35% to $534/oz compared with the first quarter of 2011. At Obuasi, in Ghana, production was 13% lower year-on-year at
61,000oz and total cash costs rose 10% to $1,112/oz. The operation was impacted by frequent power interruptions and fluctuations, as well as unplanned repairs to the base of the main shaft after a cage slipped down the shaft from the lower-most loading point. The mine is operating again at planned rates. Efficiencies from the implementation of Project
ONE helped offset the vast majority of the $101/oz increase in cash costs due to power and wage increases. At
Iduapriem, continued improvements in plant availability helped offset the planned decline in grade. Production declined by 20% year-on-year to 45,000oz, and total cash costs were 44% higher at $1,028/oz, which costs were also impacted by replacement of engineering stores and increased contracting costs to remove boulders. At Siguiri, in Guinea, production was 14% lower at 56,000oz, due to planned relining of the plant and lower yield, partly offset by higher tonnages mined. Total cash costs increased by 36% to $921/oz due to an increase in fuel price, power and labour costs.
At Morila, in Mali, while production was unchanged at 22,000oz, total cash costs were 15% lower at $705/oz. At Sadiola, an extended mill shutdown resulted in a year-on-year decline in production of 17% to 25,000oz, with total cash costs
39% higher at $971/oz. At Navachab, in Namibia, higher grades from the base of the pit helped an increase in production to 20,000oz and a 7% improvement in cash costs to $889/oz.
The Americas operations produced 225,000oz at a total cash cost of $534/oz in the first quarter of 2012, compared with
203,000oz at a total cash cost of $480/oz a year earlier. At Córrego do Sítio Mineração, production was 88,000oz, the increase being limited to 5%, due to lower fleet availability, continued geomechanical instability at Cuiabá and a slight delay in the start-up of the milling circuit at Córrego do Sítio. Total cash costs rose 32% to $586/oz given general inflationary pressure and a 19% drop in yield. At Serra Grande, attributable production was marginally lower at 16,000oz and total cash costs rose 20% to $850/oz. Cerro Vanguardia’s gold production rose 13% to 51,000oz and total cash costs improved by 37% to $273/oz, the lowest in the group. The mine benefited from higher silver by-product credits, higher feed grade and improvements in fuel and lubricant use. At Cripple Creek & Victor, gold production rose 23%
year-on-year to 70,000oz due to the modified leach-pad stacking plan which brings production forward to the first half of the year. Total cash cost increased by 17% to $578/oz compared with the first quarter of 2011.
In Australasia, production from Sunrise Dam fell 6% to 68,000oz at a total cash cost of $1,218/oz, compared with
72,000oz at $1,083/oz a year ago. Good grades in the open pit and underground are helping the mine recover from a difficult end to 2011, a year marred by flooding and a pit-wall failure during the first half of 2011.
PROJECTS
AngloGold Ashanti incurred capital expenditure of $354m (including joint ventures) during the quarter, of which $162m was spent on growth projects. Of the growth-related capital, $53m was spent in the Americas, $47m was spent in
Continental Africa, $33m in Australasia and $28m in South Africa.

The board formally approved investment in several projects during the quarter, creating a clear pathway for the growth in production to between 5.4Moz and 5.6Moz. Final approval was granted for the development of both key projects in the
Democratic Republic of the Congo, Kibali and Mongbwalu. Both projects are expected to generate significant revenues for the DRC government and create several thousand direct and indirect jobs for the country’s northeastern region.
Kibali, the joint venture between state-owned Sokimo (10%), AngloGold Ashanti (45%) and operator Randgold
Resources (45%), currently contains a reserve of 10Moz and an indicated and inferred resource of 18.6Moz. Recent drilling indicates significant upside potential to those figures. The project expected to require total project capital expenditure of $982m (attributable; including contingencies and escalation), to fund development of the open pit and underground mines, as well as associated infrastructure. The shareholders have continued funding critical path items during the optimisation of the feasibility study and in the lead-up to this approval in order to ensure no delays to the project. The capital investment in Kibali’s development will be made between 2012 and 2015, with first gold from the open pit targeted for late 2013. Development of the twin decline and vertical shaft system will run concurrently with that of the open pit and the construction of three hydropower stations. The project is expected to deliver average annual production in the first 10 years following project ramp-up of around 600,000oz (270,000oz). Good progress was made during the quarter with the Relocation Action Plan (RAP), which continued with 717 families from three villages, of the 14 directly impacted by the mine, resettled. At the end of March, construction of two schools and three places of worship have been completed, and construction of the Catholic Church complex has commenced. The earth moving and civil contractor mobilised on site has commenced the earthworks at the metallurgical plant site and laydown areas, on schedule. During the period a contractor was also appointed to design and manage construction of the vertical shaft.
Mongbwalu (AngloGold Ashanti 86.22%), the joint venture with state-owned Sokimo, is designed as a small-scale beachhead in the extremely prospective Kilo gold belt, on a concession covering almost 6,000km
2
. AngloGold Ashanti
plans to build the underground project quickly and then expand the operation rapidly from internally driven cash flow, allowing economies of scale to be realised. This approach will limit the company’s initial capital exposure to a new mining district. This project will require capital investment of $345m, including contingency and a provision for cost escalation, and is expected to yield an average of about 130,000oz of gold a year in the first three years of full production at a total cash cost of $760/oz (nominal). Average output over a 10-year mine life, assuming no expansion, would be about 105,000oz a year at a an average total cash cost of $1,054/oz. The first stage of project development will include construction of infrastructure that will support rapid future up-scaling as further resources are defined. The early works programme at the site progressed to schedule during the quarter, with 20% of road construction completed and long-lead mill and mobile equipment items ordered.
The board has also approved the Mine Life Extension II (MLE2) project at Cripple Creek & Victor in the US, which is expected to increase production at the mine by about 50% to more than 400,000oz a year, starting 2017. Cash costs at
CC&V are expected to be around $770/oz at the expanded production rate. MLE2 is expected to require project capital of $557m (in 2012 terms/real) to be spent from 2012 to 2017 on construction of an additional leach pad, a mill to process high-grade ore and a new gold plant. Initial earthworks are under way and the permitting procedure is at an advanced stage. At Cripple Creek where a further mine life extension project is envisaged toward the end of the decade, it is expected that the mine will produce at an annual rate above 400,000oz from about 2017 until at least 2025, with a further decade of production at around 350,000oz a year.
At the Corrégo do Sítio Sulphide Project, the plant, complete with its pressure oxidation circuit was commissioned in mid-January 2012 and is now being monitored and adjusted. The mine is in its ramp-up phase, with stabilisation expected in the second half of 2012. At Córrego do Sítio, the ‘analyse & improve’ phase of Project ONE is in progress in the mining and heavy equipment and engineering areas, and the plant is now in the stabilisation phase.
The Tropicana Gold Project (AngloGold Ashanti 70% and manager, Independence Group 30%) remained on schedule to pour first gold during the December 2013 quarter, despite the challenges of the competitive construction sector in
Western Australia where approximately $167 billion of resource projects are under construction or committed. By quarter end, engineering and drafting was 92% complete and 97% of equipment and materials had been procured. The 220km long site access road was completed and processing plant earthworks were nearing completion, ready for plant construction to begin in the June 2012 quarter. The airstrip has been sealed and CASA approval is expected in the June
2012 quarter, enabling the site to be serviced by 100 seat jet aircrafts. The Structural & Mechanical (SMP) and Electrical
& Instrumentation contracts are in the final stages of negotiation. Mining contractor, Macmahon, began assembling heavy mining equipment in Kalgoorlie ahead of mobilisation to site and a mining start early in the second half.
Infill drilling of Havana Deeps returned intercepts including: HDD190 25.0m @3.5g/t Au from 237m depth (incl. 10m at
7.9g/t Au from 251m); HDD 195 25m @ 10.8g/t Au from 357m; and HDD197 7m @ 6.5g/t Au from 272m. An intercept of
17m @ 2.6g/t Au (incl. 9m @ 4.3g/t Au) in HDD230 indicated potential for an extension of the Havana Pit to the north.
EXPLORATION
Total exploration expenditure during the first quarter, inclusive of expenditure at equity accounted joint ventures, was $99m
($32m on brownfield, $33m on greenfield and $34m on pre-feasibility studies), compared with $71m in the first quarter of
2011 ($26m on brownfield, $25m on greenfield and $20m on pre-feasibility studies). The following are highlights from the company’s exploration activities during the quarter. More detail on AngloGold Ashanti’s exploration programme can be found at www.anglogoldashanti.com.

In Colombia, there was a significant upward revision in the resource at La Colosa. A September 2011 cut-off data date was used for the Mineral Resource estimate as at the end of 2011. The new Resource estimate, completed in January
2012, used drilling information for the remainder of last year. The revised Mineral Resource estimate was externally audited in February 2012 and now stands at 24.15Moz, an increase of 48% or 7.88Moz. The revised Mineral Resource is based on a cut-off of 0.4g/t Au and a gold price of $1,600/oz.
Category
Tonnes
Grade
Contained Gold
(Million)
(g/t)
Tonnes
Moz
Inferred                                                                              800.50
0.94 751.20 24.15
During the quarter, 4,015m were drilled at La Colosa for geotechnical and hydrological studies, with three drills operating for most of the quarter. Positive assay results continued to return from holes drilled in late 2011 with Borehole COL166 returning 26m @ 1.90g/t Au from 22m and 352m @ 1.45g/t Au from 52m. The planning for the next round of drill platforms and holes will incorporate these results. At the Gramalote joint venture project, mapping and sampling work continued around Gramalote area targets and potential facilities. A new mineral resource estimate was determined for the Gramalote Central Zone and Trinidad. Total measured and indicated resources at Gramalote Central at a 0.25g/t Au cut-off, within a $1,600/oz gold optimised Whittle pit consists of 97.1Mt grading 0.81g/t Au for a total of 2.5Moz of gold.
The Gramalote Central and Trinidad inferred Resource is 95.7Mt grading 0.44 g/t Au for a total of 1.36Moz of gold using similar parameters as the measured and indicated resource.
Highlights from the 2011 and 2012 pre-feasibility and exploration work to date on the Gramalote property include positive metallurgical test results showing in excess of 90% recovery and encouraging drill results from Gramalote Central and outside targets indicating the potential for a larger Resource. Exploration drilling has been carried out on five drill targets located within 4km of the current Gramalote Central Mineral Resource including Monjas West, Trinidad South, Monjas
East, Limon and Topacio with the aim to add new inferred Resources. All of these targets have similar geological, alteration and mineralisation characteristics to Gramalote Central.
Positive gold intersections have been returned in Monjas West located 2km west southwest along strike of Gramalote
Central Resource. A total of 6,281.49m in 17 holes have been drilled at Monjas West with results up to 56.0m at 0.94g/t
Au (including 14.0m at 1.66g/t Au and 12.0m at 1.45g/t Au) in hole MW-05, 20.0m at 1.88g/t Au in hole MW-03, 22.0m at
0.93g/t Au in hole MW-04 and 12.0m at 1.75g/t Au in hole MW-09.
Greenfield exploration in Colombia comprised mapping/sampling and drilling at the Santa Rita target in the Rio Dulce block, and at the Quebradona project, respectively. Drilling at the Nuevo Chaquiro target at Quebradona continues to delineate porphyry style mineralisation. Drillhole CHA-019 yielded copper mineralisation comprising quartz, chalcopyrite, bornite, magnetite veinlets and disseminated molybdenite. An additional 20,000m of deep drilling (>1,000 m) is being considered for the second half of 2012. An IP-magnetic ground geophysics survey was underway at Quebradona, with preparations for a similar survey scheduled for April 2012 at the Santa Rita target. Social work continues at the Santa
Ana and Cerro Gordo prospects, and environmental studies continue at Montecristo prospect. A new ownership split has been agreed upon in the Guamoco Joint Venture (JV), whereby both AngloGold Ashanti Colombia and Mineros each have 50% ownership.
In Sub-Saharan Africa, generative exploration programmes were carried out in the DRC, Guinea and Gabon.
In Guinea, exploration work continued with a focus on Resource definition and delineation in Block 2 and reconnaissance and resource delineation in Block 3. An extensive geochemical soil programme of 530 samples was completed over Block 2 at nominal 200m X 50m grid spacing. Encouraging geochemical anomalies were reported from
Didi and Manguity (Block 2), Kounkoun North and Kolita (Block3), Doko and Kouremale (Block4). These areas are known as having historical and recent artisanal mining activities. Mapping and ground truthing will continue next quarter in order to decide on the follow-up programme.
Resources delineation and definition drilling progressed at Saraya with 9,000m of drilling completed (136m AC; 5,070m
RC; 3,794m DD), whilst reconnaissance drilling at Saraya South resulted in 3,797m of RC being completed. Assay’s received for drill programmes completed during the quarter returned peak results of 16m@3.21g/t Au (SARC385) and
7.7m@3.78g/t Au (SARCDD023).
Reconnaissance and delineation drilling continued at Kounkoun (Block3), with13,307m AC and 226.8m DD completed during the quarter. Assay results returned to date show very encouraging intersections including, but not limited to;
27m@1.19g/t Au (KKAC257), 36m@1.16g/t Au (KKA305), 68m@1.13g/t Au (KKA196) and 42m@1.7g/t Au (KKAC239).
A reconnaissance aircore drill programme was completed at Doko (Block4) for 6,676m, targeting geochemical anomalies dispersed coincidently with a NNW-SSE trending geophysical lineament. Assays returned to date show encouraging intersections within the oxide zone of drillhole DKAC007; 9m@1.02g/t Au, 12m@1.78g/t Au (incl. 9m@2.20g/t Au).
Greenfields exploration in the Middle East & North Africa region is being undertaken by Thani Ashanti; a 50:50
Strategic Alliance between AngloGold Ashanti and Thani Investments. Exploration during the fourth quarter involved diamond drilling at the Hutite and Anbat prospects, located on the Hodine licence in Egypt. At Hutite, 3,486m of diamond drilling was completed, mainly from the Central Domain and results were received from ten holes. Best results include: 4m @ 18.28 g/t Au from 168m, 15m @ 5.28 g/t Au from 182m and 10.7m @ 2.66 g/t Au from 200m in HUD034.

These intersections probably represent a continuous zone of mineralisation that has been cut by a dolerite between 172 to 183m. From HUD036, intersections of 16m @ 3.2 g/t Au from 72m and 2m @ 17.16 g/t Au from 105m confirm the depth extension of mineralisation beneath HUD004. From HUD032, significant intersections include: 2m @ 5.78 g/t Au from 59m; 2m @ 4.24 g/t Au from 80m; and 1m @ 58.98 g/t Au from 86m. The mineralisation in the Central Domain is defined over 1km of strike and down to 200m below surface. These encouraging results have supported the decision to complete more aggressive drilling down to 900m below surface to test the depth potential of the deposit.
Drilling of 3,498m was completed at the Anbat prospect, located 45km South-West of Hutite. The drilling continued to test the veined granodiorite and also the altered felsic porphyry on the eastern and South-East contact. The Au results from the granodiorite are generally 1-3m @ 1-3g/t Au, although there are occasional higher grade intersections (e.g. 1m
@ 14.7g/t Au in AND007). However, the results from the porphyry are more encouraging. Assay results have only been received from one hole in the porphyry. This hole returned 9m @ 2.57g/t Au from 27m and 35m @ 1.01g/t Au from 40m.
Drilling is now focused on understanding the geometry and continuity of mineralisation in the porphyry.
Work completed at the Afar JV with Stratex International plc in Ethiopia and Djibouti has involved helicopter reconnaissance and rock-chip sampling in Djibouti and preparations for an aeromagnetic and radiometric survey at
Megenta (Ethiopia). The reconnaissance exploration in Djibouti has discovered the Pandora vein. The vein system is within a 5km long structure with veins up to 2.5m wide. Best results from 43 channel-chip samples across main zone include 9.81, 9.97, 9.99, 10.05, 13.85, and 25.9 g/t Au. In addition, detailed sampling of Hercules rhyolite domes at Asal returned 24m @ 0.68g/t Au and 1.8m @ 6.64g/t Au confirming low to moderate disseminated gold mineralisation.
Follow-up drilling at both Pandora and Hercules is planned for the third quarter of 2012.
In Australia, the Tropicana JV (AngloGold Ashanti 70%, Independence Group 30%), continued regional aircore drilling activities with 12,068m drilled. Results received from diamond drilling conducted during late 2011 at the Voodoo Child
Prospect, located 45km north-east of the Tropicana Gold Mine, included a best result of 12.4m @ 5.61g/t Au from 109m.
Geological interpretation is in progress to evaluate the potential for down plunge continuity to this mineralisation.
OUTLOOK
Gold production for the second quarter of 2012 is estimated at 1.04Moz. Total cash costs are estimated at between
$840-$845/oz at an average exchange rate of R7.70/$, BRL1.73/$, A$0.97/$ and ARS4.40/$ and fuel at $125/barrel.
No change to gold production guidance for 2012 which is estimated at 4.3Moz to 4.4Moz on the back of a stronger second-half year. Total cash costs in 2012 are estimated at between $780-$805/oz at an average exchange rate of
R7.40/$, BRL1.70/$, A$1.01/$ and ARS4.43/$ and fuel at $110/barrel.
As mentioned in the fourth quarter earnings release on 15 February 2012, the situation remains that both estimates could see some downside risk in the light of safety related and other unforeseen factors.
AngloGold Ashanti may not be able to reach the goals or meet the expectations set out in this report. Refer to the disclaimer on the front page of this report.

Group income statement
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
March
December
March
December
2012
2011
2011
2011
US Dollar million
Notes
Reviewed Unaudited Unaudited Audited
Revenue
2
1,794
1,859 1,489 6,925
Gold income
1,706
1,779 1,422 6,570
Cost of sales 3
(989)
(1,097) (926) (3,946)
Gain (loss) on non-hedge derivatives and other
commodity contracts
-
- 2 (1)
Gross profit
717
682 498 2,623
Corporate administration, marketing and other
expenses
(67)
(77) (66) (278)
Exploration costs
(75)
(83) (57) (279)
Other operating (expense) income
4
(8)
4 (13) (27)
Special items
5
17
146 1 163
Operating profit
584
672 363 2,202
Interest received
12
23 8 52
Exchange (loss) gain
(2)
(10) - 2
Fair value adjustment on option component of
convertible bonds
43
(15) 15 84
Finance costs and unwinding of obligations
6
(49)
(48) (49) (196)
Fair value adjustment on mandatory convertible
bonds
79
9 22 104
Share of equity accounted investments' profit
22
17 12 73
Profit before taxation
689
648 371 2,321
Taxation
7
(111)
(246) (123) (723)
Profit for the period
578
402 248 1,598
Allocated as follows:
Equity shareholders
563
385 241 1,552
Non-controlling interests
15
17 7 46
578
402 248 1,598
Basic earnings per ordinary share (cents)
1
146
100 62 402
Diluted earnings per ordinary share (cents)
2
110
95 54 346
1
Calculated on the basic weighted average number of ordinary shares.
Rounding of figures may result in computational discrepancies.
2
Calculated on the diluted weighted average number of ordinary shares.
The reviewed financial statements for the quarter ended 31 March 2012 have been prepared by the corporate accounting staff of AngloGold Ashanti Limited headed by Mr John Edwin Staples, the Group's Chief Accounting Officer. This process was supervised by Mr Srinivasan Venkatakrishnan, the Group's Chief Financial Officer. The financial statements for the quarter ended 31 March 2012 were reviewed, but not audited, by the Group's statutory auditors, Ernst & Young Inc. A copy of their unmodified review report is available for inspection at the company's head office.

Group statement of comprehensive income
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
March
December
March
December
2012
2011
2011
2011
US Dollar million
Reviewed Unaudited Unaudited Audited
Profit for the period
578
402 248 1,598
Exchange differences on translation of foreign
operations
95
47 (48) (365)
Share of equity-accounted investments' other
comprehensive loss
-
- - (1)
Net gain (loss) on available-for-sale financial
assets
1
(10) (2) (81)
Release on disposal and impairment of
available-for-sale financial assets
1
3 - 22
Deferred taxation thereon
-
3 - (8)
2
(4) (2) (67)
Actuarial loss recognised
-
(39) - (39)
Deferred taxation thereon
(9)
14 - 14
(9)
(25) - (25)
Other comprehensive income (loss)
for the period net of tax
88
18 (50) (458)
Total comprehensive income
for the period net of tax
666
420 198 1,140
Allocated as follows:
Equity shareholders
651
403 191 1,094
Non-controlling interests
15
17 7 46
666
420 198 1,140
Rounding of figures may result in computational discrepancies.

Group statement of financial position
As at
As at
As at
March
December
March
2012
2011
2011
US Dollar million
Note
Reviewed Audited Unaudited
ASSETS
Non-current assets
Tangible assets
6,763
6,525 6,132
Intangible assets
228
210 196
Investments in associates and equity accounted joint ventures
765
702 641
Other investments
196
186 248
Inventories
421
410 363
Trade and other receivables
80
76 162
Deferred taxation
55
79 13
Cash restricted for use
24
23 19
Other non-current assets
10
9 10
8,542
8,220 7,784
Current assets
Inventories
1,083
1,064 899
Trade and other receivables
409
350 277
Derivatives
-
- 3
Current portion of other non-current assets
-
- 4
Cash restricted for use
54
35 18
Cash and cash equivalents
1,216
1,112 619
2,762
2,561 1,820
Non-current assets held for sale
2
21 2
2,764
2,582 1,822
TOTAL ASSETS
11,306
10,802 9,606
EQUITY AND LIABILITIES
Share capital and premium 10
6,695
6,689 6,637
Retained earnings and other reserves
(1,103)
(1,660) (2,483)
Shareholders' equity
5,592
5,029 4,154
Non-controlling interests
154
137 129
Total equity
5,746
5,166 4,283
Non-current liabilities
Borrowings
2,382
2,456 2,511
Environmental rehabilitation and other provisions
796
782 595
Provision for pension and post-retirement benefits
206
195 187
Trade, other payables and deferred income
14
14 16
Derivatives
50
93 162
Deferred taxation
1,132
1,158 950
4,580
4,698 4,421
Current liabilities
Current portion of borrowings
53
32 46
Trade, other payables and deferred income
720
751 687
Taxation
207
155 169
980
938 902
Total liabilities
5,560
5,636 5,323
TOTAL EQUITY AND LIABILITIES
11,306
10,802 9,606

Group statement of cash flows
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
March
December
March
December
2012
2011
2011
2011
US Dollar million
Reviewed Unaudited Unaudited Audited
Cash flows from operating activities
Receipts from customers
1,758
1,828 1,451 6,796
Payments to suppliers and employees
(1,085)
(1,009) (950) (3,873)
Cash generated from operations
673
819 501 2,923
Dividends received from equity accounted investments
20
34 30 111
Taxation refund
-
2 22 98
Taxation paid
(112)
(211) (40) (477)
Net cash inflow from operating activities
581
644 513 2,655
Cash flows from investing activities
Capital expenditure
(312)
(455) (234) (1,393)
Interest capitalised and paid
(2)
- - -
Expenditure on intangible assets
(7)
(10) - (16)
Proceeds from disposal of tangible assets
1
7 2 19
Other investments acquired
(39)
(12) (31) (147)
Proceeds from disposal of investments
36
12 15 91
Investment in associates and equity accounted joint ventures
(45)
(34) (24) (115)
Proceeds from disposal of equity accounted joint venture
20
- - -
Loans advanced to associates and equity accounted joint ventures
(15)
(12) - (25)
Proceeds from disposal of subsidiary
-
- 9 9
Cash in subsidiary disposed
-
- (11) (11)
(Increase) decrease in cash restricted for use
(18)
3 5 (19)
Interest received
10
10 8 39
Repayment of loans advanced
-
1 - 4
Net cash outflow from investing activities
(371)
(490) (261) (1,564)
Cash flows from financing activities
Proceeds from issue of share capital
-
6 1 10
Share issue expenses
-
- - (1)
Proceeds from borrowings
-
3 - 109
Repayment of borrowings
(4)
(9) (152) (268)
Finance costs paid
(15)
(55) (18) (144)
Revolving credit facility transaction costs
(8)
- - -
Dividends paid
(101)
(66) (43) (169)
Net cash outflow from financing activities
(128)
(121) (212) (463)
Net increase in cash and cash equivalents
82
33 40 628
Translation
22
4 (7) (102)
Cash and cash equivalents at beginning of period
1,112
1,075 586 586
Cash and cash equivalents at end of period
1,216
1,112 619 1,112
Cash generated from operations
Profit before taxation
689
648 371 2,321
Adjusted for:
Movement on non-hedge derivatives and other commodity contracts
-
- (2) 1
Amortisation of tangible assets
190
203 185 768
Finance costs and unwinding of obligations
49
48 49 196
Environmental, rehabilitation and other expenditure
(5)
142 - 171
Special items
2
(137) 7 (93)
Amortisation of intangible assets
1
1 1 2
Deferred stripping
(7)
(7) 20 19
Fair value adjustment on option component of convertible bonds
(43)
15 (15) (84)
Fair value adjustment on mandatory convertible bonds
(79)
(9) (22) (104)
Interest received
(12)
(23) (8) (52)
Share of equity accounted investments' profit
(22)
(17) (12) (73)
Other non-cash movements
22
4 7 21
Movements in working capital
(112)
(49) (80) (170)
673
819 501 2,923
Movements in working capital
Increase in inventories
(30)
(112) (17) (236)
(Increase) decrease in trade and other receivables
(54)
8 (66) -
(Decrease) increase in trade and other payables
(28)
55 3 66
(112)
(49) (80) (170)
Rounding of figures may result in computational discrepancies.

Group statement of changes in equity
Share
Cash
Available
Foreign
capital
Other
flow
for
Actuarial
currency
Non-
and
capital
Retained
hedge
sale
(losses)
translation
controlling
Total
US Dollar million
premium
reserves
earnings
reserve
reserve
gains
reserve
Total
interests
equity
Balance at 31 December 2010 6,627 194 (2,750) (2) 86 (62) (104) 3,989 124 4,113
Profit for the period 241 241 7 248
Other comprehensive loss (2) (48) (50) (50)
Total comprehensive income (loss)
-                  -                  241                      -                   (2)                  -                    (48)                   191                    7                  198
Shares issued
10
10 10
Share-based payment for share awards
net of exercised
5 5 5
Dividends paid (43) (43) (43)
Translation
(5)                     5
1 1 2 (2) -
Balance at 31 March 2011
6,637
194
(2,547)
(2)
85
(61)
(152)
4,154
129
4,283
Balance at 31 December 2011
6,689
171
(1,300)
(2)
18
(78)
(469)
5,029
137
5,166
Profit for the period
563
563
15
578
Other comprehensive income (loss)
2
(9)
95
88
88
Total comprehensive income (loss)
-                      -                 563                     -                    2                   (9)                     95                  651                   15                   666
Shares issued
6
6
6
Share-based payment for share awards
net of exercised
9
9
9
Dividends paid
(101)
(101)
(101)
Translation
7
(7)

1
(3)
(2)
2
-
Balance at 31 March 2012
6,695
187
(845)
(2)
21
(90)
(374)
5,592
154
5,746
Rounding of figures may result in computational discrepancies.
Equity holders of the parent

Segmental  reporting
for the quarter ended 31 March 2012
Year ended
Mar
Dec
Mar
Dec
2012
2011
2011
2011
Reviewed
Unaudited
Unaudited
Audited
Gold income
South Africa
524
672 560 2,560
Continental Africa
723
722 545 2,530
Australasia
115
103 97 385
Americas
432
392 303 1,487
1,793
1,889 1,505 6,962
Equity accounted investments included above
(87)
(110) (82) (392)
1,706
1,779 1,422 6,570
Gross profit (loss)
South Africa
182
320 210 1,083
Continental Africa
317
207 163 938
Australasia
17
(9) 5 (13)
Americas
234
186 158 744
Corporate and other
3
16 (7) 28
753
720 529 2,780
Equity accounted investments included above
(36)
(38) (31) (157)
717
682 498 2,623
Capital expenditure
South Africa
106
181 95 532
Continental Africa
122
152 62 420
Australasia
42
40 11 102
Americas
81
147 79 456
Corporate and other
3
5 2 17
354
525 249 1,527
Equity accounted investments included above
(35)
(31) (15) (88)
319
494 234 1,439
Year ended
Mar
Dec
Mar
Dec
2012
2011
2011
2011
Reviewed
Unaudited
Unaudited
Audited
Gold production
South Africa
306
398 401 1,624
Continental Africa
382
419 363 1,570
Australasia
68
63 72 246
Americas
225
234 203 891
981
1,114 1,039 4,331
As at
As at
As at
Mar
Dec
Mar
2012
2011
2011
Reviewed
Audited
Unaudited
Total assets
South Africa
2,301
2,148 2,406
Continental Africa
4,504
4,288 3,864
Australasia
753
736 591
Americas
2,612
2,501 2,166
Corporate and other
1,136
1,129 579
11,306
10,802 9,606
Rounding of figures may result in computational discrepancies.
AngloGold Ashanti’s operating segments are being reported based on the financial information provided to the Chief Executive
Officer and the Executive Management team, collectively identified as the Chief Operating Decision Maker (“CODM”). Individual
members of the Executive Management team are responsible for geographic regions of the business.
Quarter ended
US Dollar million
US Dollar million
oz (000)
Quarter ended

Notes
for the quarter ended 31 March 2012
1.
Basis of preparation
The financial statements in this quarterly report have been prepared in accordance with the historic cost convention except for certain financial instruments which are stated at fair value. Except for the change in presentation currency detailed in note 15, the group’s accounting policies used in the preparation of these financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2011 and revised International Financial Reporting Standards (IFRS) which are effective 1 January 2012, where applicable.
The effect of the revised and amended accounting standards applicable to this period are not considered to have a material impact on the financial statements of the group.
The financial statements of AngloGold Ashanti Limited have been prepared in compliance with IAS 34, JSE Listings
Requirements and in the manner required by the South African Companies Act, 2008 for the preparation of financial information of the group for the quarter ended 31 March 2012.
2.       Revenue
Quarter ended
Year ended
Mar
Dec
Mar                                     Dec
2012
2011
2011                                      2011
Reviewed Unaudited Unaudited Audited
US Dollar million
Gold income
1,706
1,779                                              1,422
6,570
By-products (note 3)
61
49                                                   51
224
Royalties received (note 5)
16
8                                                    8
79
Interest received
12
23                                                    8
52
1,794
1,859                                                1,489
6,925
3.
Cost of sales
Quarter ended
Year ended
Mar
Dec
Mar                                    Dec
2012
2011
2011                                    2011
Reviewed Unaudited Unaudited Audited
US Dollar million
Cash operating costs
(764)
(788)
(730)                                  (3,029)
By-products revenue (note 2)
61
49                                          51
224
(703)
(739)
(679)                                  (2,805)
Royalties
(48)
(51)
(40)                                    (193)
Other cash costs
(8)
(6)
(7)                                      (30)
Total cash costs
(759)
(796)
(726)                                   (3,028)
Retrenchment costs
(3)
(4)
(4)                                      (15)
Rehabilitation and other non-cash costs
(9)
(157)
(10)                                    (229)
Production costs
(771)
(957)
(740)                                 (3,272)
Amortisation of tangible assets
(190)
(203)
(185)                                    (768)
Amortisation of intangible assets
(1)
(1)
(1)                                      (2)
Total production costs
(962)
(1,161)
(925)                                 (4,042)
Inventory change
(27)
64                                          (1)                                         96
(989)
(1,097)
(926)                                 (3,946)
4.
Other operating (expense) income
Quarter ended
Year ended
Mar
Dec
Mar                                    Dec
2012
2011
2011                                      2011
Reviewed Unaudited Unaudited Audited
US Dollar million
Pension and medical defined benefit provisions
(5)
8                                           (4)                                        (6)
Claims filed by former employees in respect of loss
of employment, work-related accident injuries and
diseases, governmental fiscal claims and care
and maintenance of old tailings operations
(2)
(4)
(9)                                      (21)
Miscellaneous
(1)
-                                             -
-
(8)
4                                          (13)                                     (27)
Rounding of figures may result in computational discrepancies.

5.      Special items
Quarter ended
Year ended
Mar
Dec
Mar                                    Dec
2012
2011
2011                                     2011
Reviewed Unaudited Unaudited Audited
US Dollar million
Net reversal (impairment) of tangible assets
(note 8)
-
134                                           (1) 120
Impairment of investments (note 8)
(1)
(3) - (21)
Impairment reversal of intangible assets (note 8)
10
-                                             - -
Reversal (impairment) of other receivables
-
2                                           (1)                                          1
Net loss on disposal and derecognition of land,
mineral rights, tangible assets and exploration
properties (note 8)
(2)
(5) (2)                                        (8)
Black Economic Empowerment transaction
modification costs for Izingwe (Pty) Ltd
-
-                                             - (7)
Royalties received (note 2)
(1)
16
8                                             8 79
Insurance claim recovery on capital items (note 8)
-
3                                              - 3
Indirect tax expenses and legal claims
(6)
7                                            (5)                                       (6)
Profit on disposal of subsidiary ISS International
Limited (note 8)
-
-                                             2 2
17
146                                               1 163
(1)
The December 2011 year includes the sale of the Ayanfuri royalty to Franco Nevada Corporation for a pre-taxation amount of $35m.
6.
Finance costs and unwinding of obligations
Quarter ended
Year ended
Mar
Dec
Mar                                      Dec
2012
2011
2011                                        2011
Reviewed Unaudited Unaudited Audited
US Dollar million
Finance costs
(34)
(34) (36)                                     (141)
Unwinding of obligations, accretion of convertible
bonds and other discounts
(15)
(14) (13)                                      (55)
(49)
(48) (49)                                     (196)
7.          Taxation
Quarter ended
Year ended
Mar
Dec
Mar                                     Dec
2012
2011
2011                                     2011
Reviewed Unaudited Unaudited Audited
US Dollar million
South African taxation
Mining tax
(26)
(71) - (113)
Non-mining tax
-
(7) (1)                                      (12)
(Under) over prior year provision
(1)
2                                           (1)                                        (4)
Deferred taxation
Temporary differences
(12)
(42) (58)                                      (222)
Change in estimated deferred tax rate
-
(9) - (9)
Change in statutory tax rate
131
-                                              - -
93
(128) (60)                                     (360)
Foreign taxation
Normal taxation
(129)
(64) (52)                                     (275)
Over (under) prior year provision
1
4                                            - (3)
Deferred taxation
Temporary differences
(34)
(57) (11)                                          (85)
Change in estimated deferred tax rate
(41)
-                                           - -
(203)
(118) (63)                                        (363)
(111)
(246) (123)                                       (723)
Rounding of figures may result in computational discrepancies.

8.     Headline earnings
Quarter ended
Year ended
Mar
Dec
Mar                                  Dec
2012
2011
2011                                    2011
Reviewed Unaudited Unaudited Audited
US Dollar million
The profit attributable to equity shareholders has
been adjusted by the following to arrive at
headline earnings:
Profit attributable to equity shareholders
563
385                                          241 1,552
Net (reversal) impairment of tangible assets (note 5)
-
(134) 1 (120)
Impairment reversal of intangible assets (note 5)
(10)
-                                             -                                         -
Net loss on disposal and derecognition of land,
mineral rights, tangible assets and exploration
properties (note 5)
2
5                                             2 8
Impairment of investments (note 5)
1
3 - 21
Profit on disposal of subsidiary ISS International
Limited (note 5)
-
-                                          (2)                                        (2)
Insurance claim recovery on capital items (note 5)
-
(3) - (3)
Impairment reversal of investment in associates and
joint ventures
(2)
(6) - (4)
Special items of associate
(3)
-                                             - -
Taxation on items above - current portion
-
-                                             - 1
Taxation on items above - deferred portion
-
38                                           (1)                                     31
551
289                                          241 1,484
Headline earnings per ordinary share (cents)
(1)
142
75                                            62 384
Diluted headline earnings per ordinary share (cents)
(2)
107
71                                            54 330
(1)
Calculated on the basic weighted average number of ordinary shares.
(2)
Calculated on the diluted weighted average number of ordinary shares.
9.
Number of shares
Quarter ended
Year ended
Mar
Dec
Mar                                    Dec
2012
2011
2011                                    2011
Reviewed Unaudited Unaudited Audited
Authorised number of shares:
Ordinary shares of 25 SA cents each
600,000,000
600,000,000                               600,000,000
600,000,000
E ordinary shares of 25 SA cents each
4,280,000
4,280,000                                   4,280,000 4,280,000
A redeemable preference shares of 50 SA cents
each
2,000,000
2,000,000                                   2,000,000 2,000,000
B redeemable preference shares of 1 SA cent
each
5,000,000
5,000,000                                   5,000,000 5,000,000
Issued and fully paid number of shares:
Ordinary shares in issue
382,399,018
382,242,343                                 381,403,955 382,242,343
E ordinary shares in issue
2,563,772
2,582,962 2,774,290 2,582,962
Total ordinary shares:
384,962,790
384,825,305                                384,178,245 384,825,305
A redeemable preference shares
2,000,000
2,000,000                                 2,000,000 2,000,000
B redeemable preference shares
778,896
778,896                                    778,896 778,896
In calculating the basic and diluted number of ordinary shares outstanding for the period, the following were taken into consideration:
Ordinary shares
382,305,903
382,059,365                                 381,272,542 381,621,687
E ordinary shares
2,569,675
2,937,664                                   2,782,784 2,950,804
Fully vested options
1,970,339
1,121,745                                   1,587,017 1,389,122
Weighted average number of shares
386,845,917
386,118,774                                 385,642,343 385,961,613
Dilutive potential of share options
970,868
1,517,152                                      834,453 1,572,015
Dilutive potential of convertible bonds
(1)
33,524,615
18,140,000                                 33,524,615 33,524,615
Diluted number of ordinary shares
421,341,400
405,775,926                                  420,001,411 421,058,243
(1)
The dilutive effect of the convertible bonds are not the same for the quarter and the year ended December 2011 as the effect of the 3.5% convertible bond is anti-dilutive for the December 2011 quarter.
Rounding of figures may result in computational discrepancies.

10. Share capital and premium
As At
Mar
Dec                                     Mar
2012
2011                                      2011
Reviewed Audited Unaudited
US Dollar million
Balance at beginning of period
6,782
6,734 6,734
Ordinary shares issued
6
57 9
E ordinary shares issued and cancelled
-
(9)                                       (1)
Sub-total
6,788
6,782 6,742
Redeemable preference shares held within the group
(53)
(53)                                      (53)
Ordinary shares held within the group
(17)
(17)                                     (21)
E ordinary shares held within the group
(23)
(23)                                    (31)
Balance at end of period
6,695
6,689 6,637
11. Exchange rates
Mar
Dec
Mar
2012
2011                                        2011
Unaudited
Unaudited                                 Unaudited
ZAR/USD average for the year to date
7.74
7.26 6.99
ZAR/USD average for the quarter
7.74
8.09 6.99
ZAR/USD closing
7.63
8.04 6.77
AUD/USD average for the year to date
0.95
0.97 0.99
AUD/USD average for the quarter
0.95
0.99 0.99
AUD/USD closing
0.96
0.97 0.97
BRL/USD average for the year to date
1.77
1.68 1.67
BRL/USD average for the quarter
1.77
1.80 1.67
BRL/USD closing
1.83
1.87 1.63
ARS/USD average for the year to date
4.34
4.13 4.01
ARS/USD average for the quarter
4.34
4.25 4.01
ARS/USD closing
4.38
4.30 4.05
12. Capital commitments
Mar
Dec                                     Mar
2012
2011                                      2011
Reviewed Audited Unaudited
US Dollar million
Orders placed and outstanding on capital contracts at the
prevailing rate of exchange
(1)
370
202 274
(1)
Includes capital commitments relating to equity accounted joint ventures.
Liquidity and capital resources
To service the above capital commitments and other operational requirements, the group is dependent on existing cash resources, cash generated from operations and borrowing facilities.
Cash generated from operations is subject to operational, market and other risks. Distributions from operations may be subject to foreign investment, exchange control laws and regulations and the quantity of foreign exchange available in offshore countries. In addition, distributions from joint ventures are subject to the relevant board approval.
The credit facilities and other finance arrangements contain financial covenants and other similar undertakings. To the extent that external borrowings are required, the group’s covenant performance indicates that existing financing facilities will be available to meet the above commitments. To the extent that any of the financing facilities mature in the near future, the group believes that sufficient measures are in place to ensure that these facilities can be refinanced.

13.    Contingencies
AngloGold Ashanti’s material contingent liabilities and assets at 31 March are detailed below:
Contingencies and guarantees
Mar
2012
Mar
2011
Reviewed Unaudited
US Dollar Millions
Contingent liabilities
Groundwater pollution
(1)
-
-
Deep groundwater pollution – South Africa
(2)
-
-
Sales tax on gold deliveries – Brazil
(3)
91
95
Other tax disputes – Brazil
(4)
57
39
Indirect taxes – Ghana
(5)
14
11
Tax disputes – Tanzania
(6)
-
-
ODMWA litigation
(7)
-
-
Contingent assets
Royalty – Boddington Gold Mine
(8)
-
-
Royalty – Tau Lekoa Gold Mine
(9)
-
-
Financial Guarantees
Oro Group (Pty) Limited
(10)
13
15
175
160
AngloGold Ashanti is subject to contingencies pursuant to environmental laws and regulations that may in future require the group to take corrective action as follows:
(1)    Groundwater pollution – AngloGold Ashanti has identified groundwater contamination plumes at certain of its operations, which have occurred primarily as a result of seepage from mine residue stockpiles. Numerous scientific, technical and legal studies have been undertaken to assist in determining the magnitude of the contamination and to find sustainable remediation solutions. The group has instituted processes to reduce future potential seepage and it has been demonstrated that Monitored Natural Attenuation (MNA) by the existing environment will contribute to improvements in some instances. Furthermore, literature reviews, field trials and base line modelling techniques suggest, but are not yet proven, that the use of phyto-technologies can address the soil and groundwater contamination. Subject to the completion of trials and the technology being a proven remediation technique, no reliable estimate can be made for the obligation.
(2)    Deep groundwater pollution – The company has identified a flooding and future pollution risk posed by deep groundwater in the Klerksdorp and Far West Rand gold fields. Various studies have been undertaken by
AngloGold Ashanti since 1999. Due to the interconnected nature of mining operations, any proposed solution needs to be a combined one supported by all the mines located in these gold fields. As a result the Department of Mineral Resources and affected mining companies are now involved in the development of a “Regional Mine
Closure Strategy”. In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for the obligation.
(3)    Sales tax on gold deliveries – In 2006, Mineração Serra Grande S.A. (MSG), received two tax assessments from the State of Goiás related to payments of state sales taxes at the rate of 12% on gold deliveries for export from one Brazilian state to another during the period from February 2004 to the end of May 2006. AngloGold
Ashanti Córrego do Sitío Mineração S.A. manages the operation and its attributable share of the first assessment is approximately $56m (2011: $59m). The company’s attributable share of the second assessment is approximately $35m (2011: $36m). In November 2006, the administrative council’s second chamber ruled in favour of MSG and fully cancelled the tax liability related to the first period. In July 2011, the administrative council’s second chamber ruled in favour of MSG and fully cancelled the tax liability related to the second period. The State of Goiás has appealed to the full board of the State of Goiás tax administrative council. In
November 2011, the administrative council’s second chamber approved the suspension of proceedings and the remittance of the matter to the Department of Supervision of Foreign Trade (COMEX) for review and verification. The company believes both assessments are in violation of federal legislation on sales taxes.
(4)    MSG received a tax assessment in October 2003 from the State of Minas Gerais related to sales taxes on gold.
The tax administrators rejected the company’s appeal against the assessment. The company is now appealing the dismissal of the case. The company’s attributable share of the assessment is approximately $10m
(2011: $10m). In addition, in November 2007, the Departamento Nacional de Produção Mineral (DNPM), a
Brazilian federal mining authority, issued a tax assessment against AngloGold Ashanti Brazil Mineração
(AABM) in the amount of $38m (2011: $23m) relating to the calculation and payment by AABM of the financial contribution on mining exploitation (CFEM) in the period from 1991 to 2006. AngloGold Ashanti Limited subsidiaries in Brazil are involved in various other disputes with tax authorities. These disputes involve federal tax assessments including income tax, royalties, social contributions and annual property tax. The amount involved is approximately $9m (2011: $6m).
(5)    Indirect taxes – AngloGold Ashanti (Ghana) Limited received a tax assessment for $14m (2011: $11m) during
September 2009 in respect of 2006, 2007 and 2008 tax years, following an audit by the tax authorities related to indirect taxes on various items. Management is of the opinion that the indirect taxes are not payable and the company has lodged an objection.
(6)   Geita Gold Mine Limited (GGML) and Samax Resources Limited (Tanzania branch) received a letter from the
Tanzania Revenue Authority (TRA) dated 15 March 2012. The TRA advised that it intends to issue assessments/demands in relation to a number of tax matters. The company intends to defend the assessments and demands. As no assessments/demands have been received to date, no value can be attributed to the contingent liability.
(7)   Occupational Diseases in Mines and Works Act, 1973 (ODMWA) litigation - The case of Mr Thembekile
Mankayi was heard in the High Court of South Africa in June 2008, and an appeal heard in the Supreme Court of Appeal in 2010. In both instances judgement was awarded in favour of AngloGold Ashanti Limited on the basis that an employer is indemnified against such a claim for damages by virtue of the provisions of section 35 of the Compensation for Occupational Injuries and Diseases Act, 1993 (COIDA). A further appeal that was lodged by Mr Mankayi was heard in the Constitutional Court in 2010. Judgement in the Constitutional Court was
handed down on 3 March 2011. The Constitutional Court held that section 35 of COIDA does not indemnify the employer against such claims.
Mr Mankayi passed away subsequent to the hearing in the Supreme Court of Appeal. Following the
Constitutional Court judgement, Mr Mankayi’s executor may proceed with his case in the High Court. This will comprise, amongst others, providing evidence showing that Mr Mankayi contracted silicosis as a result of negligent conduct on the part of AngloGold Ashanti Limited.
The company will defend the case and any subsequent claims on their merits. Should other individuals or groups lodge similar claims, these too will be defended by the company and adjudicated by the Courts on their merits. In view of the limitation of current information for the accurate estimation of a possible liability, no reliable estimate can be made of this possible obligation.
(8)   Royalty – As a result of the sale of the interest in the Boddington Gold Mine joint venture during 2009, the group is entitled to receive a royalty on any gold recovered or produced by the Boddington Gold Mine, where the gold price is in excess of Boddington Gold Mine's cash cost plus $600/oz. The royalty commenced on 1 July 2010 and is capped at a total amount of $100m, of which $45m (2011: $10m) have been received to date. Royalties of $11m (2011: $6m) were received during the quarter.
(9)   Royalty – As a result of the sale of the interest in the Tau Lekoa Gold Mine during 2010, the group is entitled to receive a royalty on the production of a total of 1.5Moz by the Tau Lekoa Gold Mine and in the event that the average monthly rand price of gold exceeds R180,000/kg (subject to an inflation adjustment). Where the average monthly rand price of gold does not exceed R180,000/kg (subject to an inflation adjustment), the ounces produced in that quarter do not count towards the total 1.5Moz upon which the royalty is payable.
The royalty will be determined at 3% of the net revenue (being gross revenue less State royalties) generated by the Tau Lekoa assets. Royalties on 219,005oz produced have been received to date. Royalties of $1m
(2011: $1m) were received during the quarter.
(10)   Provision of surety – The company has provided sureties in favour of a lender on a gold loan facility with its affiliate Oro Group (Pty) Limited and one of its subsidiaries to a maximum value of $13m (2011: $15m). The suretyship agreements have a termination notice period of 90 days.
14.    Borrowings
AngloGold Ashanti’s borrowings are interest bearing.
15.    Change in presentation currency
Effective 1 January 2012, the group changed the presentation currency of its results from reporting in US Dollars and South African Rands to reporting only in US Dollars. Management has concluded that the change in presentation currency will result in more reliable and relevant information than the current position of reporting in two currencies. Management considered the following factors: the majority of AngloGold Ashanti's operating mines use US Dollars as their functional currency; the majority of AngloGold Ashanti's annual production and reserves are derived from non-South African Rand denominated countries; the majority of AngloGold Ashanti shareholders are not domiciled in a South African Rand denominated country; management prepare investor presentations and analysis in US Dollars only; and the management accounts, except for South Africa which is reported in dual currency, are reported to the Chief Operating Decision Maker in US Dollars.
The change in presentation currency has no effect on comparative information.
16.    Announcements
On 8 February 2012, the transaction to dispose of the AngloGold Ashanti-Polymetal Strategic Alliance consisting of
AngloGold Ashanti-Polymetal Strategic Alliance Management Company Holdings Limited, Amikan Holdings
Limited, AS APK Holdings Limited, Imitzoloto Holdings Limited and Yeniseiskaya Holdings Limited to Polyholding
Limited was completed. The consideration received for the disposal was $20m.

On 2 March 2012, AngloGold Ashanti agreed to acquire First Uranium (Proprietary) Limited (South Africa)
(“FUSA”), a wholly-owned subsidiary of Toronto-based First Uranium Corporation (“FIUC”) and the owner of Mine
Waste Solutions (“MWS”), a recently commissioned tailings retreatment operation located in South Africa’s Vaal
River region and in the immediate proximity of AngloGold Ashanti’s own tailings facilities, for a cash consideration of $335 million. The transaction will be funded from cash reserves and debt facilities, which is subject to various conditions and approvals.
On 15 March 2012, AngloGold Ashanti acknowledged that Moody’s Investors Service upgraded the issuer rating of
AngloGold Ashanti Limited to Baa2 from Baa3, in recognition of significant improvements in the company’s balance sheet position and operational performance.
17.    Dividend
Final Dividend No. 112 of 200 South African cents or 15.183066 UK pence or 45.100 cedis per ordinary share was paid to registered shareholders on 16 March 2012, while a dividend of 24.86 Australian cents per CHESS
Depositary Interest (CDI) was paid on the same day. On 19 March 2012, holders of Ghanaian Depositary Shares
(GhDS) were paid 0.451 cedis per GhDS. Each CDI represents one-fifth of an ordinary share, and 100 GhDSs represents one ordinary share. A dividend of 26.4006 US cents per American Depositary Share (ADS) was paid to holders of American Depositary Receipts (ADRs) on 26 March 2012. Each ADS represents one ordinary share.
Final Dividend No. E12 of 100 South African cents was paid to holders of E ordinary shares on 16 March 2012, being those employees participating in the Bokamoso ESOP and Izingwe Holdings (Proprietary) Limited.
The directors declared Q1 Dividend No. 113 of 100 South African cents per ordinary share for the quarter ended
31 March 2012. In compliance with the requirements of Strate, given the company's primary listing on the JSE, the salient dates for payment of the dividend are as follows:
To holders of ordinary shares and to holders of CHESS Depositary Interests (CDIs)
Each CDI represents one-fifth of an ordinary share.
2012
Currency conversion date for UK pounds, Australian dollars and Ghanaian cedis Thursday, 24 May
Last date to trade ordinary shares cum dividend Friday, 25 May
Last date to register transfers of certificated securities cum dividend Friday, 25 May
Ordinary shares trade ex-dividend Monday, 28 May
Record date Friday, 1 June
Payment date Friday, 8 June
On the payment date, dividends due to holders of certificated securities on the South African and United Kingdom share registers will be electronically transferred to shareholders' bank accounts. Given the increasing incidences of fraud with respect to cheque payments, the company has ceased the payment of dividends by way of cheque.
Shareholders are requested to notify the relevant share registrars with banking details to enable future dividends to be paid via electronic funds transfer. Refer to the back cover for share registrar details.
Dividends in respect of dematerialised shareholdings will be credited to shareholders' accounts with the relevant
CSDP or broker.
To comply with further requirements of Strate, between Monday, 28 May 2012 and Friday, 1 June 2012, both days inclusive, no transfers between the South African, United Kingdom, Australian and Ghana share registers will be permitted and no ordinary shares pertaining to the South African share register may be dematerialised or rematerialised.
To holders of American Depositary Shares
Each American Depositary Share (ADS) represents one ordinary share.
2012
Ex dividend on New York Stock Exchange Wednesday, 30 May
Record date Friday, 1 June
Approximate date for currency conversion Friday, 8 June
Approximate payment date of dividend Monday, 18 June
Assuming an exchange rate of R7.8009/$, the dividend payable per ADS is equivalent to 13 US cents. However the actual rate of payment will depend on the exchange rate on the date for currency conversion.
To holders of Ghanaian Depositary Shares (GhDSs)
100 GhDSs represent one ordinary share.
2012
Last date to trade and to register GhDSs cum dividend Friday, 25 May
GhDSs trade ex-dividend Monday, 28 May
Record date Friday, 1 June
Approximate payment date of dividend Monday, 11 June

Assuming an exchange rate of R1/¢0.23897, the dividend payable per share is equivalent to 0.2390 cedis.
However, the actual rate of payment will depend on the exchange rate on the date for currency conversion. In
Ghana, the authorities have determined that dividends payable to residents on the Ghana share register be subject to a final withholding tax at a rate of 8%.
In addition, directors declared Interim Dividend No. E13 of 50 South African cents per E ordinary share, payable to employees participating in the Bokamoso ESOP and Izingwe Holdings (Proprietary) Limited. These dividends will be paid on Friday, 8 June 2012.
Withholding tax: Shareholders are reminded that a 15% withholding tax on dividends and other distributions to shareholders became effective on 1 April 2012. This withholding tax, which was announced by the South African
Government on 21 February 2007, replaces the Secondary Tax on Companies. The company’s share registrars have communicated the process to all shareholders. If you have not had any correspondence, please contact the company secretary on
companysecretary@anglogoldashanti.com
.
By order of the Board
T T MBOWENI
M CUTIFANI
Chairman Chief Executive Officer
8 May 2012

Non-GAAP disclosure
A
Year ended
Mar
Dec
Mar
Dec
2012
2011
2011
2011
Unaudited Unaudited Unaudited Unaudited
Headline earnings (note 8)
551
289
241
1,484
(Gain) loss on unrealised non-hedge derivatives and other
commodity contracts
-
-
(2)
1
Fair value adjustment on option component of convertible bonds
(43)
15
(15)
(84)
Fair value adjustment on mandatory convertible bonds
(79)
(9)
(22)
(104)
Adjusted headline earnings
429
295
203
1,297
Adjusted headline earnings per ordinary share (cents)
(1)
111
76
53
336
(1)
B
Price received
Year ended
Mar
Dec
Mar
Dec
2012
2011
2011
2011
Unaudited Unaudited Unaudited Unaudited
Gold income (note 2)
1,706
1,779
1,422
6,570
Adjusted for non-controlling interests
(52)
(47)
(39)
(177)
1,654
1,732
1,383
6,393
Associates and equity accounted joint ventures' share of gold income including realised non-hedge derivatives
88
110
82
392
Attributable gold income including realised non-hedge
derivatives
1,742
1,842
1,465
6,785
Attributable gold sold - oz (000)
1,029
1,094
1,054
4,305
Revenue price per unit - $/oz
1,692
1,684
1,391
1,576
Year ended
Mar
Dec
Mar
Dec
2012
2011
2011
2011
Unaudited Unaudited Unaudited Unaudited
C
Total costs
Total cash costs (note 3)
759
796
726
3,028
Adjusted for non-controlling interests and non-gold producing companies
(31)
(13)
(43)
(99)
Associates' and equity accounted joint ventures' share of total cash costs
52
64
50
221
Total cash costs adjusted for non-controlling interests
and non-gold producing companies
780
847
733
3,150
Retrenchment costs (note 3)
3
4
4
15
Rehabilitation and other non-cash costs (note 3)
9
157
10
229
Amortisation of tangible assets (note 3)
190
203
185
768
Amortisation of intangible assets (note 3)
1
1
1
2
Adjusted for non-controlling interests and non-gold producing companies
(5)
(34)
(8)
(64)
Associates and equity accounted joint ventures' share of production costs
2
6
2
12
Total production costs adjusted for non-controlling
interests and non-gold producing companies
980
1,184
927
4,112
Gold produced - oz (000)
981
1,112
1,039
4,329
Total cash cost per unit - $/oz
794
762
706
728
Total production cost per unit - $/oz
999
1,065
893
950
Rounding of figures may result in computational discrepancies.
US Dollar million / Imperial
Quarter ended
Quarter ended
US Dollar million / Imperial
Calculated on the basic weighted average number of ordinary shares.
From time to time AngloGold Ashanti Limited may publicly disclose certain "Non-GAAP" financial measures in the course of its financial presentations, earnings releases, earnings conference calls and otherwise.
The group uses certain Non-GAAP performance measures and ratios in managing the business and may provide users of this financial information with additional meaningful comparisons between current results and results in prior operating periods. Non-GAAP financial measures should be viewed in addition to, and not as an alternative to, the reported operating results or any other measure of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures that other companies use.
Adjusted headline earnings
US Dollar million
Quarter ended

Year ended
Mar
Dec
Mar
Dec
2012
2011
2011
2011
Unaudited
Unaudited
Unaudited
Unaudited
D
EBITDA
Operating profit
584
672 363 2,202
Amortisation of tangible assets (note 3)
190
203 185 768
Amortisation of intangible assets (note 3)
1
1 1 2
Net (reversal) impairment of tangible assets (note 5)
-
(134) 1 (120)
Impairment reversal of intangible assets (note 5)
(10)
- - -
(Gain) loss on unrealised non-hedge derivatives and other commodity contracts
-
- (2) 1
Share of associates' EBITDA
32
33 26 137
Impairment of investments (note 5)
1
3 - 21
Net loss on disposal and derecognition of assets (note 5)
2
5 2 8
Profit on disposal of ISS International Limited (note 5)
-
- (2) (2)
Insurance claim recovery of capital items (note 5)
-
(3) - (3)
800
780 574 3,014
E
Interest cover
EBITDA (note D)
800
780 574 3,014
Finance costs (note 6)
34
34 36 141
Capitalised finance costs
2
2 - 3
36
36 36 144
Interest cover - times
22
22 16 21
As at
As at
As at
Mar
Dec
Mar
2012
2011
2011
Unaudited
Unaudited
Unaudited
F
Net asset value - cents per share
Total equity
5,746
5,166 4,283
Mandatory convertible bonds
678
760 849
6,424
5,926 5,132
Number of ordinary shares in issue - million (note 9)
385
385 384
Net asset value - cents per share
1,669
1,540 1,336
Total equity
5,746
5,166 4,283
Mandatory convertible bonds
678
760 849
Intangible assets
(228)
(210) (196)
6,196
5,716 4,936
Number of ordinary shares in issue - million (note 9)
385
385 384
Net tangible asset value - cents per share
1,610
1,485 1,285
G
Net debt
Borrowings - long-term portion
1,705
1,698 1,664
Borrowings - short-term portion
51
30 44
Total borrowings
(1)
1,756
1,728 1,708
Corporate office lease
(35)
(33) (38)
Unamortised portion of the convertible and rated bonds
56
85 88
Cash restricted for use
(78)
(58) (37)
Cash and cash equivalents
(1,216)
(1,112) (619)
Net debt excluding mandatory convertible bonds
483
610 1,102
Rounding of figures may result in computational discrepancies.
(1)
Borrowings exclude the mandatory convertible bonds (note F).
Quarter ended
US Dollar million
US Dollar million

South Africa
Continental
Africa
Australasia
Americas
Total group
UNDERGROUND OPERATION
Area mined - 000 ft
2
1,760 - - - 1,760
Mined - 000 tons 1,218 458 267 583 2,526
Milled / Treated - 000 tons 1,096 489 278 655 2,519
Yield - oz/t 0.243 0.123 0.100 0.165 0.184
- g/t 8.33 4.23 3.42 5.67 6.30
Gold produced - oz (000) 266 60 28 108 463
SURFACE AND DUMP RECLAMATION
Milled / Treated - 000 tons 3,142 253 - - 3,395
Yield - oz/t 0.013 0.004 - - 0.012
- g/t 0.44 0.14 - - 0.41
Gold produced - oz (000) 40 1 - - 41
OPEN-PIT OPERATION
Volume mined - 000 bcy - 19,131 959 - 20,090
Mined - 000 tons - 38,186 2,293 6,107 46,586
Treated - 000 tons - 6,461 715 230 7,406
Stripping ratio - ratio - 5.39 2.98 22.75 5.84
Yield - oz/t - 0.049 0.056 0.187 0.054
- g/t - 1.67 1.93 6.42 1.84
Gold produced - oz (000) - 314 40 43 397
HEAP LEACH OPERATION
Mined - 000 tons - 2,397 - 17,741 20,139
Placed - 000 tons - 271 - 5,722 5,993
Stripping ratio - ratio - 16.73 - 2.28 2.63
Yield - oz/t - 0.023 - 0.011 0.012
- g/t - 0.79 - 0.39 0.41
Gold placed - oz (000) - 6 - 65 71
Gold produced - oz (000) - 7 - 74 81
PRODUCTIVITY PER EMPLOYEE
IMPERIAL OPERATING RESULTS
QUARTER ENDED MARCH 2012
Actual - oz 4.38 11.03 43.01 18.81 8.27
TOTAL
Subsidiaries' gold produced - oz (000) 306 328 68 225 927
Joint ventures' gold produced - oz (000) - 54 - - 54
Attributable gold produced - oz (000) 306 382 68 225 981
Minority gold produced - oz (000) - 10 - 20 30
Subsidiaries' gold sold - oz (000) 306 367 68 237 978
Joint ventures' gold sold - oz (000) - 51 - - 51
Attributable gold sold - oz (000) 306 418 68 237 1,029
Minority gold sold - oz (000) - 11 - 22 33
Spot price - $/oz 1,691 1,691 1,691 1,691 1,691
Price received - $/oz sold 1,712 1,686 1,691 1,678 1,692
Total cash costs - $/oz produced 849 817 1,290 534 794
Total production costs - $/oz produced 1,113 979 1,412 748 999
Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS
QUARTER ENDED MARCH 2012 $'m
South Africa
Continental
Africa
Australasia
Americas
Corporate
and other
Sub-total
Less equity
accounted
investments
Total group
Gold income 524 723 115 432 - 1,793 (88) 1,706
Cash costs (278) (323) (88) (189) 6 (871) 52 (819)
By-products revenue 18 2 - 41 - 61 - 61
Total cash costs (260) (321) (88) (148) 6 (811) 52 (759)
Retrenchment costs (2) - - (1) - (3) - (3)
Rehabilitation and other non-cash costs (2) (7) - (1) - (10) - (9)
Amortisation of assets (77) (56) (8) (50) (2) (193) 2 (191)
Total production costs (340) (384) (96) (199) 3 (1,016) 54 (962)
Inventory change (2) (22) (2) 1 - (24) (3) (27)
Cost of sales (342) (406) (98) (198) 3 (1,040) 51 (989)
Gross profit (loss)
182
317
17
234
3
753
(36)
717
Corporate and other costs (3) (3) - (8) (61) (76) - (75)
Exploration (1) (23) (18) (25) (10) (76) 1 (75)
Intercompany transactions - (17) (3) - 21 - - -
Special items - 6 14 - (3) 17 - 17
Operating profit (loss)
179
280
10
200
(50)
618
(35)
584
Net finance (costs) income, unwinding of
obligations and fair value adjustments
(2) (1) 1 (1) 87 85 - 85
Exchange gain (loss) - 2 - (2) (2) (2) 1 (2)
Share of equity accounted investments profit - - - (4) 4 - 22 22
Profit (loss) before taxation 177 281 11 193 39 701 (12) 689
Taxation 90 (140) (5) (70) 2 (123) 12 (111)
Profit (loss) for the period
267
141
7
123
41
578
-
578
Equity shareholders 267 136 7 113 40 563 - 563
Non-controlling interests - 5 - 10 - 15 - 15
Operating profit (loss) 179 280 10 200 (50) 618 (35) 584
Intercompany transactions - 17 3 - (21) - - -
Special items 1 (10) - - 1 (7) - (7)
Share of associates' EBIT - - - (4) (1) (4) 35 30
EBIT
180
288
13
197
(71)
607
-
607
Amortisation of assets 77 56 8 50 2 193 (2) 191
Share of associates' amortisation - - - - - - 2 2
EBITDA
257
344
22
246
(69)
800
-
800
Profit (loss) attributable to equity shareholders 267 136 7 113 40 563 - 563
Special items 1 (10) - - 1 (7) - (7)
Share of associates' special items - - - - (5) (5) - (5)
Taxation on items above - - - - - - - -
Headline earnings (loss)
268
126
7
113
37
551
-
551
Fair value adjustment on option component
of convertible bonds
- - - - (43) (43) - (43)
Fair value adjustment on mandatory
convertible bonds
- - - - (79) (79) - (79)
Adjusted headline earnings (loss)
268
126
7
113
(85)
429
-
429
Ore reserve development capital 58 12 5 15 - 90 - 90
Stay-in-business capital 19 63 4 13 3 102 (2) 100
Project capital 28 47 33 53 - 162 (32) 130
Total capital expenditure
106
122
42
81
3
354
(35)
319
Rounding of figures may result in computational discrepancies.

South Africa
Continental
Africa
Australasia
Americas
Total group
UNDERGROUND OPERATION
Area mined - 000 ft
2
2,672 - - - 2,672
Mined - 000 tons 1,714 528 354 567 3,162
Milled / Treated - 000 tons 1,537 548 393 573 3,051
Yield - oz/t 0.235 0.146 0.129 0.195 0.198
- g/t 8.05 5.01 4.44 6.68 6.78
Gold produced - oz (000) 361 80 51 112 603
SURFACE AND DUMP RECLAMATION
Milled / Treated - 000 tons 3,028 32 - - 3,060
Yield - oz/t 0.012 0.031 - - 0.012
- g/t 0.42 1.06 - - 0.42
Gold produced - oz (000) 37 1 - - 38
OPEN-PIT OPERATION
Volume mined - 000 bcy - 18,147 904 - 19,052
Mined - 000 tons - 35,528 1,609 7,295 44,431
Treated - 000 tons - 6,748 616 267 7,631
Stripping ratio - ratio - 5.98 4.91 23.00 6.84
Yield - oz/t - 0.049 0.020 0.167 0.051
- g/t - 1.68 0.69 5.72 1.74
Gold produced - oz (000) - 330 12 45 387
HEAP LEACH OPERATION
Mined - 000 tons - 2,348 - 16,509 18,857
Placed - 000 tons - 335 - 5,055 5,389
Stripping ratio - ratio - 10.86 - 2.51 2.84
Yield - oz/t - 0.030 - 0.013 0.014
- g/t - 1.04 - 0.44 0.47
Gold placed - oz (000) - 10 - 65 75
Gold produced - oz (000) - 7 - 76 84
PRODUCTIVITY PER EMPLOYEE
IMPERIAL OPERATING RESULTS
QUARTER ENDED DECEMBER 2011
Actual - oz 5.71 12.00 42.52 20.09 9.46
TOTAL
Subsidiaries' gold produced - oz (000) 398 356 63 234 1,051
Joint ventures' gold produced - oz (000) - 63 - - 63
Attributable gold produced - oz (000) 398 419 63 234 1,114
Minority gold produced - oz (000) - 11 - 25 36
Subsidiaries' gold sold - oz (000) 398 353 62 217 1,030
Joint ventures' gold sold - oz (000) - 66 - - 66
Attributable gold sold - oz (000) 398 419 62 217 1,096
Minority gold sold - oz (000) - 11 - 21 32
Spot price - $/oz 1,683 1,683 1,683 1,683 1,683
Price received - $/oz sold 1,689 1,680 1,673 1,686 1,684
Total cash costs - $/oz produced 696 799 1,478 612 762
Total production costs - $/oz produced 884 1,220 1,771 895 1,065
Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS
QUARTER ENDED DECEMBER 2011 $'m
South Africa
Continental
Africa
Australasia
Americas
Corporate
and other
Sub-total
Less equity
accounted
investments
Total group
Gold income 672 723 103 392 - 1,889 (110) 1,779
Cash costs (299) (349) (94) (185) 17 (909) 64 (845)
By-products revenue 22 3 - 23 1 49 - 49
Total cash costs (277) (346) (94) (161) 18 (860) 64 (796)
Retrenchment costs (2) (2) - (1) - (4) - (4)
Rehabilitation and other non-cash costs 2 (110) (4) (48) - (161) 4 (157)
Amortisation of assets (75) (67) (15) (47) (2) (206) 2 (204)
Total production costs (351) (525) (112) (258) 15 (1,231) 70 (1,161)
Inventory change - 9 - 52 - 62 2 64
Cost of sales (351) (516) (112) (205) 15 (1,169) 72 (1,097)
Gross profit (loss)
320
207
(9)
186
16
720
(38)
682
Corporate and other costs (3) (2) (1) (10) (57) (72) - (73)
Exploration (1) (18) (17) (31) (16) (84) 1 (83)
Intercompany transactions - (17) (3) - 21 - - -
Special items (8) 148 6 1 (2) 146 - 146
Operating profit (loss)
308
317
(24)
146
(39)
709
(37)
672
Net finance (costs) income, unwinding of
obligations and fair value adjustments
(1) 7 3 (2) (41) (34) 3 (31)
Exchange (loss) gain - (7) - (4) - (11) 2 (10)
Share of equity accounted investments profit - (11) - (6) 15 (2) 18 17
Profit (loss) before taxation 307 306 (21) 134 (64) 662 (14) 648
Taxation (122) (107) 5 (29) (7) (259) 14 (246)
Profit (loss) for the period
185
199
(16)
106
(71)
402
-
402
Equity shareholders 185 197 (16) 95 (77) 385 - 385
Non-controlling interests - 2 - 10 5 17 - 17
Operating profit (loss) 308 317 (24) 146 (39) 709 (37) 672
Intercompany transactions - 17 3 - (21) - - -
Special items 9 (138) 1 (2) 2 (128) - (128)
Share of associates' EBIT - - - (6) (1) (7) 37 30
EBIT
318
196
(20)
138
(58)
574
-
574
Amortisation of assets 75 67 15 47 2 206 (2) 204
Share of associates' amortisation - - - - - - 2 2
EBITDA
393
263
(5)
186
(56)
780
-
780
Profit (loss) attributable to equity shareholders 185 197 (16) 95 (77) 385 - 385
Special items 9 (138) 1 (2) 2 (128) - (128)
Share of associates' special items - 11 - - (17) (6) - (6)
Taxation on items above (4) 41 - 1 - 38 - 38
Headline earnings (loss)
191
111
(16)
94
(91)
289
-
289
Fair value adjustment on option component of
convertible bonds
- - - - 15 15 - 15
Fair value loss on mandatory convertible
bonds
- - - - (9) (9) - (9)
Adjusted headline earnings (loss)
191
111
(16)
94
(85)
295
-
295
Ore reserve development capital 58 12 4 17 - 92 - 92
Stay-in-business capital 74 108 9 59 4 254 (7) 247
Project capital 49 32 27 71 - 179 (24) 155
Total capital expenditure
181
152
40
147
5
525
(31)
494
Rounding of figures may result in computational discrepancies.

South Africa
Continental
Africa
Australasia
Americas
Total group
UNDERGROUND OPERATION
Area mined - 000 ft
2
2,698 - - - 2,698
Mined - 000 tons 1,718 491 226 514 2,949
Milled / Treated - 000 tons 1,533 544 265 539 2,880
Yield - oz/t 0.230 0.127 0.154 0.193 0.197
- g/t 7.89 4.37 5.29 6.60 6.75
Gold produced - oz (000) 353 69 41 104 567
SURFACE AND DUMP RECLAMATION
Milled / Treated - 000 tons 2,960 - - - 2,960
Yield - oz/t 0.016 - - - 0.017
- g/t 0.56 - - - 0.57
Gold produced - oz (000) 48 1 - - 49
OPEN-PIT OPERATION
Volume mined - 000 bcy - 16,452 1,446 - 17,898
Mined - 000 tons - 32,702 3,390 7,233 43,324
Treated - 000 tons - 6,180 646 244 7,070
Stripping ratio - ratio - 3.52 6.13 24.42 4.42
Yield - oz/t - 0.046 0.048 0.157 0.050
- g/t - 1.58 1.66 5.37 1.72
Gold produced - oz (000) - 285 31 38 355
HEAP LEACH OPERATION
Mined - 000 tons - 1,640 - 17,280 18,921
Placed - 000 tons - 304 - 5,748 6,052
Stripping ratio - ratio - 6.14 - 2.08 2.24
Yield - oz/t - 0.029 - 0.011 0.012
- g/t - 0.99 - 0.38 0.41
Gold placed - oz (000) - 9 - 64 73
Gold produced - oz (000) - 7 - 61 68
PRODUCTIVITY PER EMPLOYEE
IMPERIAL OPERATING RESULTS
QUARTER ENDED MARCH 2011
Actual - oz 5.80 10.84 40.58 20.06 9.07
TOTAL
Subsidiaries' gold produced - oz (000) 401 303 72 203 979
Joint ventures' gold produced - oz (000) - 60 - - 60
Attributable gold produced - oz (000) 401 363 72 203 1,039
Minority gold produced - oz (000) - 11 - 20 32
Subsidiaries' gold sold - oz (000) 401 322 70 203 995
Joint ventures' gold sold - oz (000) - 59 - - 59
Attributable gold sold - oz (000) 401 381 70 203 1,054
Minority gold sold - oz (000) - 12 - 19 31
Spot price - $/oz 1,387 1,387 1,387 1,387 1,387
Price received - $/oz sold 1,397 1,388 1,387 1,386 1,391
Total cash costs - $/oz produced 637 819 1,153 480 706
Total production costs - $/oz produced 871 965 1,304 651 893
Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS
QUARTER ENDED MARCH 2011 $'m
South Africa
Continental
Africa
Australasia
Americas
Corporate
and other
Sub-total
Less equity
accounted
investments
Total group
Gold income received 560 545 97 303 - 1,505 (82) 1,422
Cash costs (282) (307) (83) (150) (5) (827) 50 (777)
By-products revenue 27 2 - 22 - 51 - 51
Total cash costs (255) (305) (83) (128) (5) (776) 50 (726)
Retrenchment costs (3) - - (1) - (4) - (4)
Rehabilitation and other non-cash costs (2) (8) - (1) - (10) - (10)
Amortisation of assets (89) (46) (11) (39) (2) (188) 2 (186)
Total production costs (349) (359) (94) (169) (7) (977) 52 (925)
Inventory change - (24) 3 21 - - (1) (1)
Cost of sales (349) (383) (91) (147) (7) (977) 52 (926)
Unrealised non-hedge derivatives and other
commodity contracts
- - - 2 - 2 - 2
Gross profit (loss)
210 163 5 158 (7) 529 (31) 498
Corporate and other costs (2) (3) (2) (14) (58) (79) - (79)
Exploration - (20) (11) (19) (8) (58) 1 (57)
Intercompany transactions - (12) - - 12 - - -
Special items (1) (6) 7 - 1 1 - 1
Operating profit (loss)
207
121
-
124
(59)
393
(30)
363
Net finance (costs) income, unwinding of
obligations and fair value adjustments
(1) (2) 1 - (2) (4) - (4)
Exchange gain (loss) - (3) - 1 - (2) 2 -
Share of equity accounted investments profit - - - (4) (2) (6) 18 12
Profit (loss) before taxation 206 116 1 121 (63) 381 (10) 371
Taxation (55) (42) (2) (29) (6) (133) 10 (123)
Profit (loss) for the period
151
74
(1)
92
(68)
248
-
248
Equity shareholders 151 69 (1) 87 (64) 241 - 241
Non-controlling interests - 5 - 5 (4) 6 - 7
Operating profit (loss) 207 121 - 124 (59) 393 (30) 363
Unrealised non-hedge derivatives and other
commodity contracts
- - - (2) - (2) - (2)
Intercompany transactions - 12 - - (12) - - - Intercompany transactions 12 (12)
Special items 1 1 - - (2) 1 - 1
Share of associates' EBIT - - - (4) (2) (6) 30 24
EBIT
209
134
-
119
(75)
386
-
386
Amortisation of assets 89 46 11 39 2 188 (2) 186
Share of associates' amortisation - - - - - - 2 2
EBITDA
298
180
11
158
(73)
574
-
574
Profit (loss) attributable to equity shareholders 151 69 (1) 87 (64) 241 - 241
Special items 1 1 - - (2) 1 - 1
Share of associates' special items - - - - - - - -
Taxation on items above (1) - - - - (1) - (1)
Headline earnings (loss)
152
70
(1)
87
(66)
241
-
241
Unrealised non-hedge derivatives and other
commodity contracts
- - - (2) - (2) - (2)
Fair value adjustment on option component
of convertible bonds
- - - - (15) (15) - (15)
Fair value loss on mandatory convertible
bonds
- - - - (22) (22) - (22)
Adjusted headline earnings (loss)
152
70
(1)
85
(103)
203
-
203
Ore reserve development capital 65 12 4 15 - 95 - 95
Stay-in-business capital 14 32 2 15 2 65 (1) 64
Project capital 17 18 5 49 - 89 (14) 75
Total capital expenditure
95
62
11
79
2
249
(15)
234
Rounding of figures may result in computational discrepancies.

South Africa
Continental
Africa
Australasia
Americas
Total group
UNDERGROUND OPERATION
Area mined - 000 ft
2
10,958 - - - 10,958
Mined - 000 tons 6,957 2,031 1,154 2,208 12,350
Milled / Treated - 000 tons 6,295 2,179 1,195 2,278 11,947
Yield - oz/t 0.232 0.141 0.111 0.191 0.195
- g/t 7.95 4.82 3.80 6.54 6.69
Gold produced - oz (000) 1,459 306 132 436 2,334
SURFACE AND DUMP RECLAMATION
Milled / Treated - 000 tons 11,802 32 - - 11,834
Yield - oz/t 0.014 0.193 - - 0.014
- g/t 0.48 6.62 - - 0.49
Gold produced - oz (000) 164 6 - - 171
OPEN-PIT OPERATION
Volume mined - 000 bcy - 70,026 2,747 - 72,773
Mined - 000 tons - 139,690 5,633 29,597 174,921
Treated - 000 tons - 25,483 2,722 1,025 29,231
Stripping ratio - ratio - 4.76 6.04 23.34 5.66
Yield - oz/t - 0.048 0.042 0.167 0.052
- g/t - 1.65 1.43 5.72 1.77
Gold produced - oz (000) - 1,228 114 171 1,513
HEAP LEACH OPERATION
Mined - 000 tons - 7,492 - 70,868 78,360
Placed - 000 tons - 1,244 - 22,704 23,948
Stripping ratio - ratio - 7.84 - 2.25 2.46
Yield - oz/t - 0.030 - 0.012 0.013
- g/t - 1.04 - 0.41 0.44
Gold placed - oz (000) - 38 - 270 308
Gold produced - oz (000) - 29 - 284 313
PRODUCTIVITY PER EMPLOYEE
IMPERIAL OPERATING RESULTS
YEAR ENDED DECEMBER 2011
Actual - oz 5.85 11.41 38.93 20.70 9.32
TOTAL
Subsidiaries' gold produced - oz (000) 1,624 1,321 246 891 4,082
Joint ventures' gold produced - oz (000) - 249 - - 249
Attributable gold produced - oz (000) 1,624 1,570 246 891 4,331
Minority gold produced - oz (000) - 44 - 83 127
Subsidiaries' gold sold - oz (000) 1,623 1,309 248 878 4,058
Joint ventures' gold sold - oz (000) - 249 - - 249
Attributable gold sold - oz (000) 1,623 1,558 248 878 4,307
Minority gold sold - oz (000) - 46 - 79 125
Spot price - $/oz 1,572 1,572 1,572 1,572 1,572
Price received - $/oz sold 1,578 1,578 1,551 1,576 1,576
Total cash costs - $/oz produced 694 765 1,431 528 728
Total production costs - $/oz produced 910 987 1,622 765 950
Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS - YEAR
ENDED DECEMBER 2011 $'m
South Africa
Continental
Africa
Australasia
Americas
Corporate
and other
Sub-total
Less equity
accounted
investments
Total group
Gold income received 2,561 2,530 385 1,487 - 6,962 (392) 6,570
Cash costs (1,232) (1,247) (353) (678) 37 (3,473) 222 (3,252)
By-products revenue 105 8 1 109 2 225 (1) 224
Total cash costs (1,127) (1,239) (352) (569) 39 (3,248) 221 (3,028)
Retrenchment costs (9) (3) - (3) - (15) - (15)
Rehabilitation and other non-cash costs (4) (131) (5) (94) - (233) 5 (229)
Amortisation of assets (338) (219) (42) (169) (11) (779) 9 (770)
Total production costs (1,477) (1,592) (399) (835) 27 (4,276) 234 (4,042)
Inventory change - - 1 94 - 95 - 96
Cost of sales (1,477) (1,592) (399) (741) 27 (4,181) 234 (3,946)
Unrealised non-hedge derivatives and other
commodity contracts
- - - (2) - (1) - (1)
Gross profit (loss)
1,083
938
(13)
744
28
2,780
(157)
2,623
Corporate and other costs (11) (9) (3) (43) (238) (304) (1) (305)
Exploration (2) (69) (55) (112) (45) (284) 5 (279)
Intercompany transactions - (51) (4) (2) 58 - - -
Special items (20) 709 41 4 (570) 163 - 163
Operating profit (loss)
1,051
1,518
(35)
590
(768)
2,355
(153)
2,202
Net finance (costs) income, unwinding of
obligations and fair value adjustments
(5) 6 5 (5) 42 43 1 44
Exchange gain (loss) - (15) - 8 5 (3) 5 2
Share of equity accounted investments
profit (loss)
- (11) - (20) 8 (23) 96 73
Profit (loss) before taxation 1,046 1,498 (31) 573 (713) 2,373 (51) 2,321
Taxation (352) (321) 6 (97) (11) (775) 51 (723)
Profit (loss) for the period
694
1,177
(25)
476
(724)
1,598
-
1,598
Equity shareholders 694 1,161 (25) 454 (732) 1,552 - 1,552
Non-controlling interests - 15 - 22 9 46 - 46
Operating profit (loss) 1,051 1,518 (35) 590 (768) 2,355 (153) 2,202
Unrealised non-hedge derivatives and other
commodity contracts
- - - 2 - 1 - 1
commodity contracts
Intercompany transactions - 51 4 2 (58) - - -
Special items 23 (677) (3) (3) 564 (96) - (96)
Share of associates' EBIT - - - (20) (6) (26) 153 127
EBIT
1,074
892
(34)
570
(268)
2,234
-
2,234
Amortisation of assets 338 219 42 169 11 779 (9) 770
Share of associates' amortisation - - - - - - 9 9
EBITDA
1,412
1,111
9
739
(257)
3,014
-
3,014
Profit (loss) attributable to equity shareholders 694 1,161 (25) 454 (732) 1,552 - 1,552
Special items 23 (677) (3) (3) 564 (96) - (96)
Share of associates' special items - 11 - - (14) (4) - (4)
Taxation on items above (11) 41 1 1 - 32 - 32
Headline earnings (loss)
706
536
(27)
451
(183)
1,484
-
1,484
Unrealised non-hedge derivatives and
other commodity contracts
- - - 2 - 1 - 1
Fair value adjustment on option component
of convertible bond
- - - - (84) (84) - (84)
Fair value loss on mandatory convertible bond - - - - (104) (104) - (104)
Adjusted headline earnings (loss)
706
535
(27)
453
(371)
1,297
-
1,297
Ore reserve development capital 262 49 14 65 - 390 - 390
Stay-in-business capital 160 270 15 140 17 603 (11) 592
Project capital 110 101 73 250 - 534 (78) 456
Total capital expenditure
532
420
102
456
17
1,527
(88)
1,439
Rounding of figures may result in computational discrepancies.

Administrative  information
ANGLOGOLD ASHANTI L
IMITED
Registration No. 1944/017354/06
Incorporated in the Republic of South Africa
Share codes:
ISIN: ZAE000043485
JSE:
ANG
LSE:
AGD
NYSE:
AU
ASX:
AGG
GhSE (Shares):
AGA
GhSE (GhDS):
AAD
JSE Sponsor:
UBS
Auditors:
Ernst & Young Inc.
Offices
Registered and Corporate
76 Jeppe Street
Newtown 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624
Australia
Level 13, St Martins Tower
44 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662
Ghana
Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone: +233 303 772190
Fax: +233 303 778155
United Kingdom Secretaries
St James's Corporate Services Limited
6 St James's Place
London SW1A 1NP
England
Telephone: +44 20 7499 3916
Fax: +44 20 7491 1989
E-mail: jane.kirton@corpserv.co.uk
Directors
Executive
M Cutifani ~ (Chief Executive Officer)
S Venkatakrishnan *
§
(Chief Financial Officer)
Non-Executive
T T Mboweni
^
(Chairman)
F B Arisman
#
R Gasant
^
Ms N P January-Bardill
^
W A Nairn
^
Prof L W Nkuhlu
^
F Ohene-Kena
+
S M Pityana
^
R J Ruston ~
* British
#
American
~ Australian
^
South African
+ Ghanaian
§
Indian
Officers
Company Secretary:
Ms L Eatwell
Investor Relations Contacts
South Africa
Michael Bedford
Telephone: +27 11 637 6273
Mobile: +27 82 374 8820
E-mail: mbedford@AngloGoldAshanti.com
United States
Stewart Bailey
Telephone: +1-212-836-4303
Mobile: +1-646-717-3978
E-mail: sbailey@AngloGoldAshanti.com
General E-mail enquiries
investors@AngloGoldAshanti.com
AngloGold Ashanti website
http://www.AngloGoldAshanti.com
Company secretarial E-mail
Companysecretary@AngloGoldAshanti.com
AngloGold Ashanti posts information that is
important to investors on the main page of its
website at www.anglogoldashanti.com and
under the “Investors” tab on the main page.
This information is updated regularly. Investors
should visit this website to obtain important
information about AngloGold Ashanti.
PUBLISHED BY ANGLOGOLD ASHANTI
PRINTED BY INCE (PTY) LIMITED
Share Registrars
South Africa
Computershare Investor Services (Pty)
Limited
Ground Floor, 70 Marshall Street
Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5218
web.queries@computershare.co.za
United Kingdom
Computershare Investor Services PLC
The Pavilions
Bridgwater Road
Bristol BS13 8AE
England
Telephone: +44 870 702 0000
Fax: +44 870 703 6119
Australia
Computershare Investor Services Pty
Limited
Level 2, 45 St George's Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 2949 (in Australia)
Fax: +61 8 9323 2033
Ghana
NTHC Limited
Martco House
Off Kwame Nkrumah Avenue
PO Box K1A 9563 Airport
Accra
Ghana
Telephone: +233 302 229664
Fax: +233 302 229975
ADR Depositary
The Bank of New York Mellon ("BoNY")
BNY Shareowner Services
PO Box 358016
Pittsburgh, PA 15252-8016
United States of America
Telephone: +1 800 522 6645 (Toll free in
USA) or +1 201 680 6578 (outside USA)
E-mail: shrrelations@mellon.com
Website:
www.bnymellon.com.com\shareowner
Global BuyDIRECTSM
BoNY maintains a direct share purchase
and dividend reinvestment plan for
A
NGLO
G
OLD
A
SHANTI
.
Telephone: +1-888-BNY-ADRS

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: May 10, 2012
By:
/s/ L Eatwell
Name:   L EATWELL
Title:      Company Secretary